Hi Everyone,

As you know, we are extending exclusive reservations to the EndoSound Community Round on Wefunder. We're really pumped about the momentum we've been seeing (with minimal outreach to Friends & Family, we already have over $75,000 through Reservations), and wanted to make sure that you didn't miss out on this unique opportunity.

Here are some of the EndoSound Family in the lab (Pictured *L-R*: Peter, Scott A, Josh, Steve (co-founder), Sam, Patrick):



We recognize many people aren't familiar with Regulation Crowdfunding (Reg CF), which is why we're hosting a ***live call*** for all of you who want to learn more about our Community Round, the investment opportunity, and how the process works.

Please join us on June 4th or June 5th for a brief presentation and live Q&A. We look forward to the discussion and addressing any questions you might have. **IMPORTANT**: you will receive invites for June 4th and 5th. You only need to attend ***ONE*** session.

If you haven't seen our Wefunder page yet, check it out here: Invest in EndoSound: Transforming Standard Endoscopes into Ultrasound Powerhouses - Advancing Early GI Disease Detection | Wefunder, Home of the Community Round.

Best regards,

Josh Cohn and the EndoSound Team

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